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                January 25, 2022

       Chad Bradford
       Interim Chief Financial Officer
       Elevate Credit, Inc.
       4150 International Plaza, Suite 300
       Fort Worth, Texas 76109

                                                        Re: Elevate Credit,
Inc.
                                                            Form 10-K filed
February 26, 2021
                                                            Form 10-Q filed
November 5, 2021
                                                            File No. 001-37680

       Dear Mr. Bradford:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                Sincerely,


                Division of Corporation Finance

                Office of Finance